CO2 ENERGY TRANSITION CORP.

1334 Brittmoore Rd, Suite 190

Houston, Texas 77043

October 28, 2024

VIA EDGAR

Pearlyne Paulemon
Pam Long
Division of Corporation Finance
Office of Real Estate and Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CO2 Energy Transition Corp.
Registration Statement on Form S-1
File No. 333-269932

Dear Ms. Paulemon and Ms. Long:

CO2 Energy Transition Corp. hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. on October 30, 2024, or as soon thereafter as practicable.

Very truly yours,

CO2 ENERGY TRANSITION CORP.

By:	/s/ Brady Rodgers
Name: Title:	Brady Rodgers President and Chief Executive Officer